UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2019

(Exact name of registrant as specified in its charter)

Delaware	001-13695	16-1213679
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

5790 Widewaters Parkway, DeWitt, New York	13214
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (315) 445-2282

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	CBU	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 8.01	Other Events.

On October 21, 2019, Community Bank System, Inc. (“Community Bank System”) and Steuben Trust Corporation (“Steuben”) issued a joint press release announcing that they have entered into a definitive agreement under which Community Bank System will acquire Steuben. Copies of the joint press release and investor presentation with respect to the proposed transaction are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and each is incorporated by reference into this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Joint Press Release, dated October 21, 2019, issued by Community Bank System and Steuben

99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Bank System, Inc.

By:	/s/ George J. Getman
Name: George J. Getman
Title: EVP and General Counsel

Dated: October 21, 2019

Exhibit Index

Exhibit Number	Description

99.1	Joint Press Release, dated October 21, 2019, issued by Community Bank System, Inc. and Steuben Trust Corporation

99.2	Investor Presentation

Exhibit 99.1

Community Bank System to Expand Its Western New York Presence with Acquisition of Steuben Trust Corporation

October 21, 2019

SYRACUSE, NY and HORNELL, NY—(BUSINESS WIRE) —Community Bank System, Inc. (“Community Bank System”) (NYSE: CBU) and Steuben Trust Corporation (OTC Pink: SBHO) today announced that they have entered into a definitive agreement pursuant to which Community Bank System will acquire Steuben Trust Corporation, parent company of Steuben Trust Company (“Steuben Trust”), in a stock and cash transaction representing total consideration valued at approximately $106.8 million. The transaction has been unanimously approved by the boards of directors of both companies.

This transaction will provide natural market enhancement and extension for both institutions, joining two high-quality, low-risk franchises with long histories of customer service, as well as a commitment to their communities. Steuben Trust provides Community Bank, N.A. with improved scale in several more Western New York markets, including Buffalo and Rochester, with total assets of nearly $580 million, deposits of $480 million and 15 branch offices across a six county area.

Under the terms of the agreement, shareholders of Steuben Trust Corporation will receive, for each share of common stock they own, a combination of $12.60 cash and 0.8054 shares of Community Bank System common stock, for total consideration valued at approximately $63.00 per share (based on Community Bank System’s volume weighted average price of $62.58 for the thirty trading day period ending October 15, 2019). This price represents approximately 167% of Steuben Trust Corporation’s tangible book value as of June 30, 2019. The transaction is intended to qualify as a reorganization for federal income tax purposes, and as a result, the receipt of Community Bank System common stock by shareholders of Steuben Trust Corporation is expected to be tax-free.

“Our acquisition of Steuben Trust will enhance and extend our banking footprint in Western New York, in markets which we successfully compete in and aspire to continue to grow,” said Mark E. Tryniski, President and Chief Executive Officer of Community Bank System. “Our move to establish a broader and deeper banking presence in this region is reflective of these growth objectives. We are confident that the Steuben Trust franchise will further support our efforts to grow our retail and business banking presence in Western New York. Steuben Trust has an impressive 117-year history of service to its customers, its communities and its shareholders, values which align closely with those of Community Bank. Equally important, our institutions have similar organizational values and cultures that respect and value the people that contribute to our success. We are delighted to welcome the Steuben Trust team to the Community Bank organization and look forward to the future of the combined company.”

“The shareholders, customers and associates of Steuben Trust should benefit from our merger with Community Bank System, a financially strong and effectively managed institution,” said Brenda L. Copeland, Chairman and Chief Executive Officer of Steuben Trust Corporation. “Our customers will continue to receive the highly personalized service they expect, while having access to a greatly expanded set of products and services available from the larger combined organization with an extensive branch network. We are pleased to be able to enhance our service capacity in all of our current communities. Our employees benefit by becoming part of an organization which also values their commitment and contribution to the Company’s growth and profitability and which offers additional opportunities for professional growth and advancement. We view our combination with Community Bank as a win for our stakeholders, and we look forward to working closely with their team to complete the combination.”

Upon completion of the transaction, the combined company is expected to have over $12.0 billion in assets. Community Bank System expects the transaction to be approximately $0.08 - $0.09 per share accretive to its first full year of GAAP earnings and $0.09 to $0.10 per share accretive to cash earnings, excluding one-time transaction costs.

The merger is expected to close in the second quarter of 2020 and is subject to customary closing conditions, including approval by the shareholders of Steuben Trust Corporation and required regulatory approvals.

D.A. Davidson & Co. Inc. acted as exclusive financial advisor to Community Bank System and Cadwalader, Wickersham & Taft LLP acted as its legal advisor. PNC FIG Advisory acted as exclusive financial advisor to Steuben Trust Corporation and Pillar Aught LLC acted as its legal advisor.

Community Bank System will host a conference call at 11 am (ET) on Monday, October 21, 2019 to discuss its third quarter 2019 financial results and the combination with Steuben Trust Corporation. The conference call can be accessed at 800-263-0877 (646-828-8143 if outside the United States and Canada) using the conference ID code 1984485. Investors may also listen live via the Internet at: https://www.webcaster4.com/Webcast/Page/995/31682.

About Community Bank System, Inc.

Community Bank System, Inc. operates more than 230 customer facilities across Upstate New York, Northeastern Pennsylvania, Vermont, and Western Massachusetts through its banking subsidiary, Community Bank, N.A. With assets of approximately $11.6 billion, the DeWitt, N.Y. headquartered company is among the country’s 150 largest financial institutions. In addition to a full range of retail, municipal, and business banking services, the Company offers comprehensive financial planning, trust and wealth management services through its Community Bank Wealth Management Group and OneGroup NY, Inc. operating units. The Company’s Benefit Plans Administrative Services, Inc. subsidiary is a leading provider of employee benefits administration, trust services, collective investment fund administration and actuarial and consulting services to customers on a national scale. Community Bank System, Inc. is listed on the New York Stock Exchange and the Company’s stock trades under the symbol CBU. For more information about Community Bank visit www.communitybankna.com or http://ir.communitybanksystem.com.

About Steuben Trust Corporation

Steuben Trust Corporation reported total assets at June 30, 2019 of approximately $580 million, and is the holding company for Steuben Trust Company. The bank’s business, municipal, and consumer customers enjoy personalized relationships, online and mobile banking options, with 15 branches in Western New York. Steuben Trust Corporation is listed on the OTC Pink Venture Market and trades under the symbol SBHO. For more information about Steuben Trust visit www.steubentrust.com.

Additional Information about the Merger

In connection with the proposed merger, Community Bank System, Inc. will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a prospectus of Community Bank System, Inc. and a proxy statement of Steuben Trust Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Stockholders of Steuben Trust Corporation are urged to read the registration statement and proxy statement/prospectus and the other relevant materials filed with the SEC when they become available because they will contain important information about the proposed transaction.

A free copy of the proxy statement/prospectus, when available, as well as other filings containing information about Steuben Trust Corporation and Community Bank System, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, when available, free of charge from Steuben Trust Corporation at www.steubentrust.com/about/investor-relations.html or from Community Bank System, Inc. by accessing its website at www.cbna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.” Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Steuben Trust Corporation, One Steuben Square, Hornell, New York 14843, Attention: Investor Relations, Telephone: (866) 783-8236, or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

Steuben Trust Corporation and Community Bank System, Inc. and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Steuben Trust Corporation in connection with the proposed merger. Information about the directors and executive officers of Steuben Trust Corporation and their ownership of Steuben Trust Corporation common stock will be set forth in the proxy statement/prospectus to be delivered for the proposed merger. Information about the directors and executive officers of Community Bank System, Inc. and their ownership of Community Bank System, Inc. common stock is set forth in the proxy statement for its 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document when available may be obtained as described above.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s current beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. The following factors, among others listed in Community Bank System’s Form 10-K filings, could cause the actual results of the Companies’ operations to differ materially from the Companies’ expectations: failure to obtain the approval of the shareholders of Steuben Trust Corporation in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to successfully integrate operations in the proposed merger; the effect of the announcement of the proposed merger on the ability of Steuben Trust Corporation to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; the impact of the federal government shutdown; and changes in legislation or regulatory requirements. The Companies do not assume any duty to update forward-looking statements.

For further information contact:

Community Bank System, Inc.

Joseph E. Sutaris, E.V.P. and Chief Financial Officer

(315) 445-7396

or

Steuben Trust Corporation

James P. Nicoloff, EVP & Treasurer

(607) 324-9643

Brenda L. Copeland, Chairman and Chief Executive Officer

Or John S. Eagleton, President

(866) 783-8236

Exhibit 99.2

OCTOBER 2019 ACQUISITION OF STEUBEN TRUST CORPORATION

Forward-Looking Statement & Additional Information

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Community Bank System's long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by use of such words as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," and other similar expressions. These statements are based on the current beliefs and expectations of Community Bank System's management and are subject to significant risks and uncertainties, as outlined below.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

- risks related to credit quality, interest rate sensitivity and liquidity;
- the strength of the U.S. Economy in general and the strength of the local economies where Community Bank System conducts its business;
- the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
- inflation, interest rate, market and monetary fluctuations;
- the timely development of new products and services and customer perception of the overall value thereof (including, but not limited to, features, pricing and quality) compared to competing products and services;
- the success of marketing efforts in attracting or retaining customers;
- competition from providers of products and services that compete with Community Bank System's businesses;
- changes in consumer spending, borrowing and savings habits;
- technological changes and implementation and cost/financial risks with respect to transitioning to new computer and technology based systems involving large multi-year contracts;
- any acquisitions or mergers that might be considered or consummated by Community Bank System and the costs and factors associated therewith, including differences in the actual financial results of the acquisition or merger compared to expectations and the realization of anticipated cost savings and revenue enhancements;
- Community Bank System's ability to maintain and increase market share and control expenses;
- the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting Community Bank System's respective businesses, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry; and
- changes in Community Bank System's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets.

You should refer to Community Bank System's periodic and current reports filed with the Securities and Exchange Commission for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

In connection with the proposed merger, Community Bank System will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Steuben Trust Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. **Stockholders of Steuben Trust Corporation are urged to read the proxy statement and the other relevant materials filed with the SEC when they become available because they will contain important information about the proposed transaction.**

A free copy of the proxy statement/prospectus, when available, as well as other information regarding Community Bank System, Inc., may be obtained at the SEC's Internet site (http://www.sec.gov). You may also be able to obtain copies of these documents, when available, free of charge from Community Bank System, Inc. by accessing its website at www.communitybankna.com under the heading of "Investor Relations" and then "SEC Filings & Annual Report." Information regarding Steuben Trust Corporation may be obtained at www.steubentrust.com/about/investor-relations.html. Copies of the proxy statement/prospectus can also be obtained free of charge and when available by directing a request to Steuben Trust Corporation, One Steuben Square, P.O. Box 647, Hornell, NY 14843, Attention: Investor Relations, Telephone: 866-783-8236 or to Community Bank System, Inc., 5790 Widewaters Parkway, Dewitt, NY 13214, Attention Investor Relations, Telephone: (315) 445-2282.

Steuben Trust Corporation and Community Bank System, Inc. and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Steuben Trust Corporation in connection with the proposed merger. Information about the directors and executive officers of Steuben Trust Corporation and their ownership of Steuben Trust Corporation common stock will be set forth in the proxy statement/prospectus to be delivered for the proposed merger when it becomes available. Information about the directors and executive officers of Community Bank System, Inc. and their ownership of Community Bank System, Inc. common stock is set forth in the proxy statement for its 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document when available may be obtained as described above.

2

3 Transaction Highlights • Steuben Trust Corporation is a high quality banking franchise serving Western NY for over 117 years • 15 branch locations throughout Western New York • High performing and low risk franchise – 1.25% ROAA and 3.68% NIM (TTM 6/30/19) • Immediately accretive transaction – 8 to 9 cents accretive to GAAP EPS in 2021 – 9 to 10 cents accretive to cash EPS in 2021 • Prudent use of CBU’s currency and excess capital In - Market Acquisition That Deepens and Extends Presence in Western NY

4 Transaction Assumptions & Impact Merger Consideration ▪ Steuben shareholders will receive 0.8054 CBU shares, and $12.60 per share in cash ‒ Aggregate merger consideration of approximately $106.8 million ‒ 80% stock / 20% cash consideration mix Pricing Metrics ▪ P / EPS (LTM): 15.2x ▪ P / EPS (Q2 2019): 14.8x ▪ P / Stated TBV: 1.67x Due Diligence ▪ Completed detailed due diligence across all business lines Required Approvals ▪ Steuben Trust Corporation shareholder approval; customary regulatory approvals Expected Closing ▪ Q2 2020 Key Financial Assumptions ▪ Cost savings of approximately 30% of Steuben’s non - interest expense base ▪ Gross loan mark of $6.3 million, including estimated CECL impact ▪ Pre - tax restructuring charges of $6.5 to $7.5 million ▪ CDI of $5.2 million amortized over 8 years Financial Impact ▪ Approximately 8 to 9 cents accretive to GAAP EPS in 2021, the first full year after closing; 9 to 10 cents accretive to cash EPS ▪ Immediately accretive to tangible book value Capital Impact ▪ Projected capital ratios at closing remain well above regulatory requirements

5 Summary x Increases CBU

’s presence in Western New York - Enhances dedicated business development activities in Buffalo and Rochester, and provides quality scale in several additional markets x High quality, low risk franchise - Retention of local management team will preserve franchise value and is consistent with CBU’s commitment to local markets x Financially compelling transaction with conservative merger assumptions x CBU has a track record of disciplined M&A and successful integrations